[letterhead of Carolina Bank]

April 6, 2009

VIA EDGAR AND U.S. MAIL

Mr. Todd K. Schiffman

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Carolina Bank Holdings, Inc., Greensboro, North Carolina
Form RW
Registration No.: 333-151539

Dear Mr. Schiffman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Carolina Bank Holdings, Inc. (the “Registrant”) hereby applies for an order granting withdrawal of its registration statement on Form S-1 (Registration No. 333-151539), including all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission on June 9, 2008.

In light of market conditions, the Registrant has determined not to proceed with the offering described in the Registration Statement.

The Registrant has not offered or sold any securities under the Registration Statement, and all activities in pursuit of the offering described in the Registration Statement have been discontinued. Accordingly, the Registrant requests that an order granting the withdrawal of the Registration Statement be issued as of the date hereof.

Please do not hesitate to contact us should you have any questions regarding this application for withdrawal.

Sincerely,

CAROLINA BANK HOLDINGS, INC.

/s/ T. Allen Liles
T. Allen Liles
Executive Vice President and
Chief Financial Officer

cc: Todd H. Eveson, Esq.